

Vote Against the SVB Merger:
Fact vs. BPFH Fiction

April 9, 2021



Certain information concerning participants

HoldCo Opportunities Fund III, L.P. ("HoldCo Fund"), together with the participants named herein (collectively, "HoldCo"), intends to file a preliminary proxy statement with the Securities and Exchange Commission to be used to solicit votes for the election of its slate of director nominees at the 2021 annual meeting of shareholders of Boston Private Financial Holdings, Inc., a Massachusetts corporation (the "Company"), and has filed a definitive proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission to be used to solicit votes to oppose the merger between the Company and SVB Financial Group, a Delaware corporation, at the special meeting of shareholders of the Company to be held virtually on April 27, 2021.

HOLDCO STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ EACH THE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV [sec.gov]. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATIONS WILL PROVIDE COPIES OF THE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The Participants in the proxy solicitation with regard to the Annual Meeting are anticipated to be HoldCo Fund, VM GP VII LLC ("VM GP VII"), HoldCo Asset Management, LP ("HoldCo Asset Management"), VM GP II LLC ("VM GP II"), Vikaran Ghei, Michael Zaitzeff, Jeita L. Deng, Merrie S. Frankel and Laurie M. Shahon. The Participants in the proxy solicitation with regard to the Special Meeting are anticipated to be HoldCo Fund, VM GP VII, HoldCo Asset Management, VM GP II, Vikaran Ghei and Michael Zaitzeff.

As of the date hereof, HoldCo Fund directly owned 4,049,816 shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock"). As the general partner of HoldCo Fund, VM GP VII may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As the investment manager of HoldCo Fund, HoldCo Asset Management may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As the general partner of HoldCo Asset Management, VM GP II may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As Members of each of VM GP VII and VM GP II, each of Messrs. Ghei and Zaitzeff may be deemed to beneficially own the 4,049,816 shares of Common Stock owned directly by HoldCo Fund. As of the date hereof, none of Mses. Deng, Frankel or Shahon beneficially own any securities of the Company.

Disclaimer

This presentation (the “Presentation”) is for discussion and general informational purposes only. This Presentation is not investment advice, an investment recommendation, or an offer to buy or sell or the solicitation of an offer to buy or sell any securities, including without limitation any interests in a fund managed by and/or associated with HoldCo Asset Management.

The views of HoldCo Asset Management contained in this Presentation are based on publicly available information with respect to the Company and certain other companies discussed herein. HoldCo Asset Management recognizes that there may be nonpublic information in the possession of the Company or others that could lead the Company and others to disagree with HoldCo Asset Management’s analyses, conclusions or opinions.

Certain financial information and data used in the Presentation have been obtained or derived from public filings, HoldCo Asset Management’s internal estimates and research, industry and general publications, research conducted by third parties and other sources. HoldCo Asset Management has not sought or obtained consent from any third parties to use any statements or information indicated in the Presentation as having been obtained or derived from statements made or published by third parties. Any such statements or information attributed to a third party should not be viewed as indicating the support of such third party for the views expressed herein. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between HoldCo Asset Management and any third party by virtue of using such statements or information or furnishing this Presentation.

Except for the historical information contained herein, the matters addressed in this Presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements. HoldCo Asset Management may change any of its opinions expressed herein at any time, and HoldCo Asset Management is under no obligation to update any information, opinions or statements contained in this Presentation.

None of HoldCo Asset Management, its affiliates or their respective directors, officers, employees, shareholders, members, partners, managers or advisors shall be responsible or have any liability to any person in relation to the distribution or possession of this Presentation in any jurisdiction. No warranty is made that any data or information in this Presentation is accurate. None of HoldCo Asset Management, its affiliates or their respective directors, officers, employees, shareholders, members, partners, managers or advisors shall be responsible or have any liability for any misinformation, errors or omissions contained in this Presentation.

HoldCo Fund has invested in the Common Stock and consequently has an economic interest in the price of these securities. HoldCo Fund may increase, decrease or hedge such investment in the Company, or otherwise change the form of such investment in the Company, for any or no reason at any time. HoldCo Asset Management disclaims any duty to provide updates or changes to the manner or type of any investment in the Company or other company.

Table of Contents

I. BPFH Fictions About Valuation

HOLDCO ASSET MANAGEMENT

FACT: Despite so-called changes "arising out of the pandemic," bank valuations are generally back to pre-pandemic levels

- **BPFH Fiction:**
  - ✗ *"These comparisons are irrelevant, out of touch with reality and fail to take into account the significant changes in interest rates, the competitive environment and the businesses and growth prospects of Boston Private, SVB Financial and their respective clients arising out of the pandemic and ongoing recovery. HoldCo is living in the past and focused on pre-pandemic performance and share prices. The Board, on the other hand, is focused on maximizing value for Boston Private shareholders in the present…"*
- **Fact:**
  - ✓ While BPFH would have investors believe that banks valuations are forever changed as a result of the pandemic, the reality is that banks have recovered to pre-pandemic valuation levels
  - ✓ With bank stocks having recovered to pre-pandemic valuation levels, we believe it is reasonable to assume that BPFH would have also recovered without the Merger premium (see bottom right chart)
  - ✓ Even shares of Peapack-Gladstone (ticker: PGC), a private wealth-focused bank that has historically traded at a 20% P/TBV discount to BPFH, have increased by nearly 40% vs. a 15% increase in BPFH shares and trade at nearly the same multiple as BPFH shares without any merger premium(1)

Price Performance Since Pandemic Onset(2)


8%
13%
BPFH (With Premium)
KBW Bank Index

Price / Tangible Book Value


12/31/2019
4/7/2021
1.30x
1.25x
1.35x
1.35x
1.93x
1.92x
PGC
BPFH (With Premium)
SNL U.S. Bank Index

Source: SNL Global Market Intelligence.
(1) Price performance based on change from 1/5/2021 to 4/7/2021.
(2) Price performance based on change from 1/1/2020 to 4/7/2021.

5

FACT: BPFH's share price was anything but "unaffected" prior to the Merger announcement

- **BPFH Fiction:**

  - ✗ *"This already-compelling premium has substantially increased since that time as a result of the appreciation of SVB Financial's share price, and represents an implied value of $13.12 based on SVB Financial's closing price on April 1, 2021, corresponding to a 56% premium to Boston Private's unaffected share price as of immediately prior to announcement..."*

- **Fact:**

  - ✓ <u>Comparing BPFH's price today with its price during a pandemic is misleading and disingenuous</u>

  - ✓ <u>BPFH shares were trading at 88% of TBV at the time of the Merger announcement. Since then, bank stocks have recovered to pre-pandemic levels (see prior page)</u>

BPFH Three-Year Price Performance Prior to Merger Announcement



Source: SNL Global Market Intelligence and company filings.

FACT: BPFH was NOT successful in having SVB increase the Merger consideration during negotiations

- **BPFH Fiction:**

  - ✖ *"The Board negotiated to increase the value of the merger consideration from approximately $7.60 per Boston Private share to $10.94 per Boston Private share at the date of announcement of the transaction…"*

- **Fact:**

  - ✓ <u>The merger consideration is primarily SVB stock, not cash. The fact is that BPFH shareholders are getting less SVB stock than what SVB was initially willing to offer in early September</u>

  - ✓ <u>The exchange ratio actually declined by over 20% from the beginning of negotiations, meaning that shareholders lost 20% before the deal was even announced</u>

BPFH Offer Price / SVB Share Price



Value of Merger Today at ~80/20 Stock/Cash



Source: Company filings.
(1)   Based on dates disclosed in SVB's proxy statement; Where specific dates were not disclosed, HoldCo selected dates in the timeframe indicated: For "early Sept." when "BPFH was in the range of $6 per share", HoldCo selected 9/8/2020 (BPFH closed at $6 per share).

FACT: BPFH's decision to lock-in a fixed exchange ratio has NOT created any incremental value

- **BPFH Fiction:**

  - ✕ *"The Board's decision to capitalize on a compelling strategic opportunity with SVB Financial and lock-in a fixed exchange ratio when it did has already generated hundreds of millions of dollars in incremental value for Boston Private shareholders..."*

- **Fact:**

  - ✓ <u>BPFH has underperformed every benchmark since the Merger was announced and now trades at its pre-pandemic valuation (including the merger premium) while other banks have recovered without any premium</u>

  - ✓ <u>Even shares of Peapack-Gladstone (ticker: PGC), a private wealth-focused bank that has historically traded at a 20% P/TBV discount to BPFH, have increased by nearly 40% vs a 15% increase in BPFH shares and trade at nearly the same multiple as BPFH shares without any merger premium[1]</u>

Share Price Performance Since Announcement[1]



Price / Tangible Book Value



Source: SNL Global Market Intelligence.
(1)   Price performance based on change from 1/5/2021 to 4/7/2021.

8

FACT: A high P/E multiple is nothing to brag about when earnings are depressed by worst-in-class expense control

- **BPFH Fiction:**
  - ✘ *"The merger consideration represented the highest price to forward earnings-per-share multiple…"*
- **Fact:**
  - ✓ It is well known that less efficient banks, like BPFH, garner higher P/E multiples because there is more opportunity for acquirers to improve earnings through cost savings
  - ✓ Unfortunately, the cost savings in this Merger are *de minimis* at only 20% vs. a median of 35% in BPFH's transaction comp group and a high of 45% - this transaction ranks dead last
  - ✓ If we factor in reasonable cost savings here, the implied P/E multiple would be the lowest of the group

Transactions with Deal Values > $500M Since 1/1/2020 (Excl. Mergers-of-Equals)

Buyer/Target	Price / NTM EPS	Target LTM Efficiency Ratio	Cost Savings	Price / NTM EPS w/ Saves
Eastern Bankshares, Inc./Century Bancorp, Inc.	NA	55%	45%	NA
FB Financial Corporation/Franklin Financial Network, Inc.	14.1x	60%	30%	9.9x
Huntington Bancshares Incorporated/TCF Financial Corporation	14.6x	62%	37%	7.5x
M&T Bank Corporation/People's United Financial, Inc.	14.0x	55%	30%	9.4x
Pacific Premier Bancorp, Inc./Opus Bank	16.3x	64%	25%	10.8x
PNC Financial Services Group, Inc./BBVA USA Bancshares, Inc.	NA	66%	35%	NA
WSFS Financial Corporation/Bryn Mawr Bank Corporation	18.0x	61%	45%	8.8x
Median	**14.6x**	**61%**	**35%**	**9.4x**
SVB Financial Group/Boston Private Financial Holdings, Inc.	**16.5x**	**72%**	**20%**	**9.8x**
BPFH Rank in Comps		**Last**	**Last**	

At 35% Saves (Median)	7.5x
At 45% Saves (Maximum)	6.5x

Source: SNL Global Market Intelligence and company filings.

FACT: HoldCo appears to be the ONLY party that has done any serious valuation work on BPFH

- **BPFH Fiction:**
  - ✗ *"Holdco has not undertaken any serious valuation analyses or engagement with Boston Private's standalone plan, and has made no attempt to defend its naive "sum of the parts" and "contribution" analyses — methodologies that are inapplicable to Boston Private's business or the transaction at hand, include numerous flawed assumptions and ignore fundamental valuation principles…"*
- **Fact:**
  - ✓ We have provided detailed valuation analyses using a multitude of methodologies based on conservative assumptions, while BPFH has provided nothing of substance that would alter our conclusions
  - ✓ Calling our analyses "naïve" and "inapplicable to Boston Private's business or the transaction at hand" are just words without any substance, a hallmark of BPFH's long and meandering letters to shareholders

Link to Prior Presentation:

Click Here







We believe the lack of a comprehensive process and conflict-riddled negotiations shortchanged BPFH shareholders
We believe BPFH shareholders deserve far better than the current Merger terms
Summary of BPFH Valuation Methodologies as of March 26, 2021
Our analysis indicates that SVB is shortchanging shareholders
Our contribution analysis also suggests a much higher value for BPFH than the current consideration
Contribution Analysis ($M)
BPFH Valuation Analysis
We estimate that BPFH's value in parts is significantly greater than the current consideration
Private Bank
Wealth Management
Synergies
Key Assumptions
BPFH Franchise Value

HOLDCO
ASSET MANAGEMENT

II. BPFH Fictions About Process

FACT: BPFH DID NOT run a competitive process, but instead repeatedly conveyed to the market that a sale would NOT happen

- BPFH Fiction:

  - ✗ *"The Board ran a robust, thorough and value-maximizing process for Boston Private shareholders and successfully secured one of the highest premia of any bank merger in years, and locked-in an exchange ratio at a time that has allowed Boston Private shareholders to benefit from the substantial upside in SVB Financial's stock price..."*

- Fact:

  - ✓ No other party besides SVB was solicited for interest in any manner whatsoever

  - ✓ In fact, BPFH sent a clear message to the market that it was not for sale and instead committed to an independent strategy involving the buildout of its wealth management business

  - ✓ Inbound unsolicited interest was suppressed and pushed aside

  - ✓ The idea that this was a premium transaction is insulting to shareholders who watched the stock plummet leading up to the Merger announcement due to BPFH's poor management decisions

  - ✓ There has been no incremental upside as a result of this transaction as the ENTIRE bank sector has rallied substantially

In other words, an active effort to ensure that only SVB had a chance of winning was undertaken

FACT: There was PLENTY of time to pursue discussions with other interested buyers whose share prices have materially risen YTD[1]

- **BPFH Fiction:**
  - ✗ *"As described in detail below, delaying negotiations with SVB Financial in order to pursue discussions with other potential counterparties, as HoldCo has proposed, would have wiped away hundreds of millions of dollars in value for Boston Private shareholders, while providing no discernible benefits and significantly increasing various risks, including the potential loss of the SVB Financial deal altogether..."*

- **Fact:**
  - ✓ <u>Each of the potential buyers expressed unsolicited interest up to three months before BPFH/SVB entered into exclusivity; it is absolutely remarkable that inbound interest even occurred on an unsolicited basis</u>
  - ✓ <u>All parties who expressed unsolicited interest could have negotiated in parallel processes, but BPFH never allowed for this to happen; nobody asked BPFH to delay negotiations with SVB</u>
  - ✓ <u>BPFH shareholders would not have "wiped away hundreds of millions of dollars of value" by partnering with another buyer, but rather would have materially benefited from the outperformance in bank shares YTD[1]</u>

Timeline of Events before Granting Exclusivity



Bank Index Outperforms SVB Post Deal Announcement[1]



Sources: Company filings and S&P Global Market Intelligence as of 4/7/2021.
(1)   Based on total returns of the SNL US Bank Index and SVB since deal announcement on 1/4/2021.

13

FACT: It appears BPFH's Board was DEAD SET on a transaction with SVB and shunned other interested buyers

- **BPFH Fiction:**
  - ✗ *"Independent Board Conducted Extensive Analysis and Carefully Considered All Available Alternatives..."*
- **Fact:**
  - ✓ <u>The Board had every opportunity to do a real-world test of its alternatives but instead decided to conduct "analyses" when they had three real buyers that were interested in submitting indications of interest</u>
  - ✓ <u>BPFH DID NOT contact any potential buyers the entire time and solely focused on a transaction with SVB</u>
  - ✓ <u>Remarkably, BPFH had unsolicited inbound interest including a buyer willing to pay $10.50 per share; they never engaged with those parties and clearly did everything in their power to avoid a competitive process</u>
  - ✓ <u>In contrast, bank sellers in other bank transactions contacted a median of 5 buyers and as many as 30[1]</u>
  - ✓ <u>Theoretical "analyses" are not a substitute for a real process involving all logical and likely buyers</u>

Recent Transactions[1]: Number of Buyers Contacted During Sales Process



Source: S&P Global Market Intelligence.
(1)   Precedent transactions include deals greater than $100M in value announced since January 1, 2019 with publicly traded U.S. buyers and sellers and where the seller's assets are less than 20% of the buyer's assets (BPFH's assets are approximately 10% of SVB's assets).



FACT: BPFH misleads shareholders by comparing this transaction to a Mergers of Equals

- **BPFH Fiction:**
  - ✗ *"These nuances are lost on HoldCo, but they are reflected in precedent bank transactions, where a majority of target companies do not undertake auction processes, and where auction processes generally do not produce better results than bilateral negotiations..."*

- **Fact:**
  - ✓ <u>Per BPFH's own analysis, most comparable bank sellers in Change of Control transactions contacted a median of three buyers</u>
  - ✓ <u>BPFH includes numerous transactions that are not comparable given these sellers transacted in a Mergers of Equals with substantial ownership and board seats in the pro forma company</u>
  - ✓ <u>The main reason Mergers of Equals don't have auctions is because neither party pays a meaningful premium, thus no party is being "bought"; BPFH is completely different as the focus in a Change of Control is to maximize the premium</u>
  - ✓ <u>This is not a Mergers of Equals given BPFH receives just 4% of the combined company and zero board seats</u>

Per BPFH Investor Presentation: Number of Buyers Contacted During Sales Process

Nearly all of BPFH's examples are Merger of Equals Transactions

	M&T / Peoples	SVB / BPFH	Huntington / TCF	PPBI / Opus	South State / CenterState	First Horizon / IBERIA	BB&T / Suntrust	TCF / Chemical	Ameris / Fidelity S.	CenterState / National Comm.	Union / Access Nat.	Veritex / Green
Merger of Equals?	Y	N	Y	Y	Y	Y	Y	Y	Y	N	N	Y
Ownership Split %	72/28	94/4	69/31	63/37	53/47	56/44	57/43	54/46	68/32	74/26	81/19	45/55
Seller Board Seats Given:	5	0	5	2	8	8	11	8	5	3	1	3

Bar chart values (left to right):
- Synovus / FCB: 8
- CVB / Comm. Bank: 5
- FB Fin. / Franklin: 4
- First Citizens / CIT: 3
- United / Caro.: 3
- Fifth Third / MB Fin.: 3
- Cadence / State Bank: 3
- PPBI / Grandpoint: 3
- Prosperity / Legacy: 2
- People's / First CT: 2
- BOK / CoBiz: 2
- Indep. / Guaranty: 2
- M&T / Peoples: 1
- SVB / BPFH: 1
- Huntington / TCF: 1
- PPBI / Opus: 1
- South State / CenterState: 1
- First Horizon / IBERIA: 1
- BB&T / Suntrust: 1
- TCF / Chemical: 1
- Ameris / Fidelity S.: 1
- CenterState / National Comm.: 1
- Union / Access Nat.: 1
- Veritex / Green: 1

III. BPFH Fictions About Interested Buyers

FACT: Banks rarely, if ever, make unsolicited offers ESPECIALLY since BPFH made it clear it was not for sale

- **BPFH Fiction:**
  - ✗ *"If any of the parties that HoldCo asserts would have offered superior financial terms, or indeed any other potential strategic partner, were in fact interested in and capable of acquiring Boston Private at a premium valuation relative to the merger with SVB Financial, they would have submitted a proposal. None did..."*

- **Fact:**
  - ✓ <u>Banks rarely, if ever, make unsolicited offers</u>
  - ✓ <u>No one knew that BPFH was selling – in fact, everything management said on conference calls, calls with investors and to other potential buyers in the marketplace indicated that BPFH was hell-bent on pursuing its independent growth-minded strategy and would never sell</u>
  - ✓ <u>More importantly, inbound unsolicited interest from potential buyers was suppressed and BPFH never engaged with any of them; instead, BPFH said it was not pursuing a sale</u>

BPFH continued to pursue its growth strategies

"We have managed to add some really high-quality people during the last 2 or 3 quarters. We expect that to continue. I think we're speaking to as many people as we have throughout the year. So the opportunities remain strong. We are looking forward to being on the other side of this when we can meet folks in person. **But I do believe you'll continue to see us hiring people throughout the fourth quarter and incoming quarters.**"

- Anthony DeChellis 3Q20 Earnings Transcript

BPFH told potential acquirors they were not for sale

"I had been persistently calling Mr. DeChellis to pursue a dialogue about a merger. His last conversation with me towards **the end of November** was that the board had instructed him to focus on getting the stock price higher and **that they were not interested in pursuing a sale.**"

- Mr. Kavanaugh, First Foundation CEO (1/5/2021)

FACT: Despite this, at least three other buyers were interested in acquiring BPFH and attempted to discuss a transaction

- **BPFH Fiction:**
  - ✗ *"The reasons are simple: the universe of potential strategic buyers for banks of Boston Private's size is limited and well-known to those in the industry; to the extent that any such potential buyers are interested in a strategic combination, they typically make their interest known to targets proactively; and for a business whose principal assets — its people — walk out the door at the end of every business day, the risks of running a broad auction process and exposing the company to potential leaks, market rumors and resulting employee and customer attrition are real and need to be weighed against the hypothetical and, in many cases, illusory benefits of running such a process..."*

- **Fact:**
  - ✓ <u>Many banks run processes without any leaks and achieve better results due to the competitive tension</u>
  - ✓ <u>There were numerous buyers who made it known they were interested, but BPFH chose not to engage</u>
  - ✓ <u>HoldCo has identified numerous banks that would potentially be interested in buying this bank if they had known it was for sale</u>

No. of Buyers Contacted During Recent Sales[1]



Enterprise/Seacoast	30
Valley/Oritani	22
S&T/DNB	19
First Citizens/Entegra	7
Columbia/Stewardship	6
ConnectOne/Bancorp of NJ	5
United Community/Three Shores	5
OceanFirst/Two River	4
Community Bank System/Steuben	3
Glacier/State Bank	3
OceanFirst/Country Bank	3
Hancock Whitney/MidSouth	2
People's United/United Financial	2
Flushing/Empire	1
SVB/Boston Private	1

Parties interested in BPFH

Interested Party	Offer at Time of SVB Exclusivity	Any Engagement?
SVB	$10.00-$10.50	YES
Company A	$10.50	NO
Unnamed	Not disclosed	NO
First Foundation	Not disclosed	NO

Sources: Company filings; S&P Global Market Intelligence; https://www.prnewswire.com/news-releases/holdco-asset-management-issues-second-public-letter-to-boston-private-financial-holdings-301201338.html;
(1)   Precedent transactions include deals greater than $100M in value announced since January 1, 2019 with publicly traded U.S. buyers and sellers and where the seller's assets are less than 20% of the buyer's assets (BPFH's assets are approximately 10% of SVB's assets).

FACT: Company A attempted to initiate acquisition discussions DESPITE BPFH signaling it was NOT for sale

- **BPFH Fiction:**
  - ✗ *"Company A never made any proposal to acquire Boston Private. Instead, it approached Boston Private casually based on speculation that Boston Private might already be considering a strategic business combination and indicated that, subject to numerous contingencies, it might consider a valuation at a tangible book value multiple in a general price range of $10.50…"*
- **Fact:**
  - ✓ In early September 2020 when Company A first approached to initiate acquisition discussions, Mr. DeChellis indicated that the Board was not specifically pursuing a sale of the company at that time
  - ✓ In fact at the same time, Mr. DeChellis was requesting that SVB provide a written proposal that could be presented to the board
  - ✓ Despite BPFH signaling it was not for sale, Company A approached multiple times on an unsolicited basis and made an offer to acquire the bank at $10.50 per share
  - ✓ It is dumbfounding that a $10.50 verbal opening bid on an unsolicited basis was not engaged and this decision (not to engage) by BPFH's board on its face appears to be a flagrant breach of fiduciary duty
  - ✓ BPFH provides no credible reason why they engaged with SVB's non-binding indication of interest and allowed them to revise their offer six times (resulting in over a 20% decline in share issuance from Sep. 2020 to Jan. 2021, see page 7) but completely ignored the repeated inquiries from Company A

Company A DID indeed make a proposal to acquire BPFH despite the company signaling it was NOT for sale, a very strong indication of an interested buyer

Sources: Company filings.

HOLDCO
ASSET MANAGEMENT

FACT: Unnamed Company attempted to initiate acquisition discussions DESPITE BPFH signaling it was NOT for sale

- **BPFH Fiction:**
  - ✗ *"September 2020 Inquiry. HoldCo criticizes Boston Private for not inviting another party that inquired about a transaction in September 2020 to participate in an auction process. As previously disclosed, this party inquired about a transaction at a 20-25% premium to Boston Private's then-current stock price, which was in the range of $5.50 per share, implying a transaction value of around $6.60 - $6.87 per share… There was simply no reason for Boston Private to waste time, money and effort, or magnify the attendant confidentiality, competitive, employee and customer retention risks, by engaging on an inquiry with such an inferior value proposition…"*
- **Fact:**
  - ✓ **BPFH provides no credible reason why it invited SVB to revise its offer six times (resulting in over a 20% decline in share issuance from Sep. 2020 to Jan. 2021, see page 7), while it refused to engage with another inquiry based on the preliminary verbal proposal**
  - ✓ **BPFH acts as if it would have been a significant and costly burden to initiate discussions with the Unnamed Company; however, BPFH doesn't pay Morgan Stanley on a per buyer basis, nor does it require a lot more time and effort to include another party in the process**

Advisory Fee Agreement to Morgan Stanley

"Under the terms of its engagement letter, as compensation for its services relating to the merger, Boston Private has agreed to pay Morgan Stanley **a fee of $10 million in the aggregate, $2 million of which was payable upon the rendering of its opinion and $8 million of which is contingent upon the consummation of the merger.** Boston Private has also agreed to reimburse Morgan Stanley for certain of its reasonable out-of-pocket expenses incurred in performing its services."

Sources: Company filings.

HOLDCO
ASSET MANAGEMENT

FACT: First Foundation attempted to initiate acquisition discussions DESPITE BPFH signaling it was NOT for sale

- **BPFH Fiction:**
  - ✗ *[First Foundation (ticker: FFWM)] "Boston Private had previously determined that such a transaction would not be financially attractive or create meaningful value for Boston Private shareholders, and that this company was not a strong financial, cultural or strategic fit for Boston Private… HoldCo's contention that inviting this party — whose apparent interest was in being acquired by Boston Private — to participate in an auction to acquire Boston Private would have somehow generated competitive pressure and resulted in SVB Financial delivering additional merger consideration defies logic, and further underscores HoldCo's lack of understanding of real-world negotiating dynamics…"*
- **Fact:**
  - ✓ **BPFH provides no credible reason for misleading FFWM's CEO. In fact, since August 2019, FFWM has been trading at a substantial premium to BPFH on a tangible book basis**
  - ✓ **Mr. DeChellis was supposed to engage all potential bidders, but instead he told the CEO of First Foundation "that they were not interested in pursing a sale," misguiding another potential acquirer and losing an opportunity to increase competitive tension**

P/TBV of FFWM vs. BPFH (Past 3 Years)



FFWM-P/TBV
BPFH-P/TBV
FFWM has been trading at a premium to BPFH since the initial discussion
1.71x
1.35x
FFWM's initial discussion
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21

Email from CEO of First Foundation to HoldCo

"I had been persistently calling Mr. DeChellis to pursue a dialogue about a merger. His last conversation with me towards **the end of November** was that the board had instructed him to focus on getting the stock price higher and **that they were not interested in pursuing a sale."**

- Mr. Kavanaugh, First Foundation CEO *(1/5/2021)*

Sources: S&P Global Market Intelligence; https://www.prnewswire.com/news-releases/holdco-asset-management-issues-second-public-letter-to-boston-private-financial-holdings-301201338.html



IV. BPFH Fictions About HoldCo

FACT: HoldCo has provided a simple and clear "path forward" to deliver additional value to shareholders

- **BPFH Fiction:**

  - ✖ *"The result is a "path forward" that is reckless, unrealistic and lacks any feasible means of delivering additional value. Notwithstanding HoldCo's claims that the steps to achieving enhanced value are "simple and straightforward," they are in fact fraught with risk…"*

- **Fact:**

  - ✓ <u>We have clearly laid out the simple steps to maximizing value as seen below</u>



Shareholders vote down Merger
- Requires two-thirds shareholder approval

SVB increases consideration to acceptable level
- We believe SVB can pay $20+ per share (see prior presentation on pages 34-38)

If not, shareholders elect HoldCo's slate at annual meeting
- HoldCo has nominated a slate of three highly qualified directors (see prior presentation on page 48)

Newly constituted Board oversees competitive sales process
- We know at least three other buyers were interested (see prior presentation on pages 13-19)

BPFH sells for higher value or cuts costs and repurchases stock to prepare for a sale
- We believe BPFH can generate 15-30% value above the current price (see prior presentation on page 39)

Link to Prior Presentation:

Click Here

HOLDCO
ASSET MANAGEMENT

FACT: HoldCo has proposed a simple strategy that is utilized by the rest of the banking industry

- BPFH Fiction:
  - ✗ *"HoldCo has pivoted to proposing vague operational changes that amount to nothing more than a slash and burn approach designed to artificially boost short-term share price performance through excessive cost cutting and return of capital, to the detriment of the long-term value of the Boston Private franchise."*
- Fact:
  - ✓ <u>"Slash and burn" is already what is being contemplated as part of the 20% cost savings in this transaction</u>
  - ✓ <u>HoldCo is proposing the same thing that dozens of more efficient banks than BPFH are already doing on a standalone basis</u>
  - ✓ <u>Returning capital at an attractive valuation levels is simply common sense</u>



Selected Banks With Publicly Announced Cost Savings Initiatives

WELLS FARGO
First Mid
ORRSTOWN Financial Services, Inc.
PNC
RIVERVIEW FINANCIAL CORPORATION
F.N.B. Corpor
FIFTH THIRD BANCORP
IONS BANCORPORATION
Midland States Bank
amalgamated bank
Byline Bancorp, Ir
Busey
Northwest
usbancorp
Atlantic Union Bankshares
BAN CALI
PARK NATIONAL CORPORATION
UMPQUA BANK
HARBORONE Bancorp
TEXAS CAPITAL BANK

BOSTON PRIVATE
WEALTH ▫ TRUST ▫ PRIVATE BANKING

Median Efficiency Ratio Before Cost Reductions: 60%

Private Bank Efficiency Ratio: 70%

FACT: HoldCo has substantial experience in bank M&A processes and investing

- BPFH Fiction:

  - ✗ *"Having no on-the-ground experience with bank M&A processes, HoldCo subscribes to a black-and-white, purely theoretical philosophy by which auctions must automatically lead to the best outcome for shareholders."*

- Fact:

  - ✓ <u>Over the past seven years, HoldCo has made more than 75 investments in bank related credit and equities, mostly regional banks</u>

  - ✓ <u>HoldCo currently owns 37 bank equities valued at more than $650 million</u>

  - ✓ <u>HoldCo has owned and played an active role as an owner of credit (directly or through structured credit vehicles) or equities in dozens of U.S. regional bank holding companies engaging in restructurings, turnarounds, or mergers and has only publicized its views when faced with actions as egregious as those presently being pursued by the board of BPFH</u>

  - ✓ <u>HoldCo's principals have served on numerous corporate Boards and a few weeks ago Berkshire Hills (ticker: BHLB) agreed to nominate Michael Zaitzeff to be on their Board</u>

  - ✓ <u>One of HoldCo's senior analysts was an investment banker solely focused on regional banks in the Northeast for 15 years, during which he primarily worked on regional bank M&A transactions</u>

HoldCo's principals and its investment team have significant bank M&A experience; nothing about our perspective is academic

FACT: HoldCo withdrew two BPFH nominees only after one of our Principals was nominated to another bank's Board

- **BPFH Fiction:**
  - ✖ *"HoldCo was forced to withdraw its nomination notice with respect to two of its nominees to the Boston Private Board — HoldCo's own co-founders Michael Zaitzeff and Vikaran Ghei — due to its parallel threatened proxy fight against another Boston-based bank holding company, Berkshire Hills Bancorp, Inc., where it also nominated Mr. Zaitzeff to the board of directors. That HoldCo consciously decided to forego the possibility of nominating a majority slate that included HoldCo's founders to the Boston Private Board in favor of having a single representative on the Berkshire board demonstrates HoldCo's utter lack of conviction in the strength of its arguments or its likelihood of success."*

- **Fact:**
  - ✔ <u>This is false and misleading: HoldCo withdrew nominations due to an agreement with Berkshire Hills (BHLB)</u>
  - ✔ <u>After the BPFH nomination process, HoldCo entered an agreement with BHLB that HoldCo's principals and employees would not serve on BPFH's Board since it is in an overlapping MSA</u>

Timeline of Events



HoldCo sends two letters to Mr. Waters and DeChellis expressing significant concerns on SVB's proposed acquisition
1/5/21

HoldCo sends a letter to BHLB's Chairman, calling for greater transparency from their Board
2/8/21

HoldCo enters into an agreement with BHLB to nominate Michael Zaitzeff (HoldCo principal) to the Board
3/7/21

January 2021 February 2021 March 2021 April 2021

HoldCo nominates five candidates to BPFH's Board
1/27/21

Due to the BHLB settlement agreement, HoldCo withdraws two of its nominees to the BPFH Board
3/7/21

We believe BPFH shareholders deserve better

Better Process

Better Valuation

Better Board

PLEASE VISIT US AT www.BPValue.com TO LEARN MORE ABOUT OUR CAMPAIGN